ธนาคารกรุงเทพ

08002301

SUPPL

April 11, 2008

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 15th annual ordinary meeting of shareholders of Bangkok Bank Public Company Limited was convened on April 11, 2008 and all agenda items were approved.

The details of the resolutions can be accessed through the following websites:

Stock Exchange of Thailand (SET)
http://www.set.or.th (Market Info/Listed Companies/BBL)

Bangkok Bank Public Company Limited (BBL)
http://www.bangkokbank.com (For Shareholders/AGM Resolutions)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

dlw 5/7

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2230 2254 Fax 02 231 48904
Bangkok Bank Public Company Limited (Bor. Mor. Jor. 111)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (66) 2230 2254 Fax (66) 2 231 4890

Bangkok Bank

Ref: SSD/REG. 907/2008 April 11, 2008

Re: Resolutions of the Annual Ordinary Meeting of Shareholders

To: President
The Stock Exchange of Thailand

The following resolutions were passed by the 15th Annual Ordinary Meeting of Shareholders of Bangkok Bank Public Company Limited (the "Bank") which was convened on April 11, 2008 between 15.15 hrs. and 16.55 hrs. at the Bank's auditorium on the 30th floor of the Head Office, 333 Silom Road, Silom Sub-district, Bangrak District, Bangkok, Thailand:

1. Approved the minutes of the 14th Annual Ordinary Meeting of Shareholders held on April 12, 2007 with the following votes:

   - Approve 924,884,102 votes or 99.99% of all the votes of the shareholders who attended the meeting and exercised their votes
   - Disapprove 61,020 votes or 0.01% of all the votes of the shareholders who attended the meeting and exercised their votes
   - Abstain 954,400 votes
   - Invalid ballots 0 votes

2. Acknowledged the report on the results of operations for the year 2007.

3. Acknowledged the report of the Audit Committee for the year 2007.

4. Approved the balance sheet and the profit and loss statement for the year 2007 with the following votes:

   - Approve 910,540,883 votes or 99.99% of all the votes of the shareholders who attended the meeting and exercised their votes
   - Disapprove 61,020 votes or 0.01% of all the votes of the shareholders who attended the meeting and exercised their votes
   - Abstain 15,297,619 votes
   - Invalid ballots 0 votes

5. Approved the appropriation of profit and the payment of dividend for the year 2007 as follows:

   (1) the appropriation of profit as a legal reserve be made in the total amount of Baht 1,000,000,000.00.
   (2) the appropriation of profit as other reserves be made in the total amount of Baht 10,000,000,000.00.
   (3) the payment of dividend be made for the year 2007 at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726,528,682.00 or about 29.98 percent of the annual net profit for 2007, a part of which had been paid as interim

Bangkok Bank Public Company Limited Registration No. 0107536000374
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (662) 231-4333 Fax (662) 231-4890 www.bangkokbank.com

dividend at the rate of Baht 1.00 per share on September 27, 2007, and the remaining amount be paid on May 9, 2008 at the rate of Baht 2.00 per share to the shareholders whose names appear on the date the share registration book is closed for the purpose of ascertaining entitlement to dividend which is April 25, 2008 at 12.00 hrs. The profit to be allocated as dividend is the profit on which the Bank has paid income tax, and is allocated from the portions of the profit which are subject to income tax at the highest rate gradually down to the lowest. Such resolution was adopted with the following votes:

- Approve 887,833,428 votes or 95.99% of all the votes of the shareholders who attended the meeting and exercised their votes
- Disapprove 37,111,694 votes or 4.01% of all the votes of the shareholders who attended the meeting and exercised their votes
- Abstain 954,400 votes
- Invalid ballots 0 votes

6. Re-elected Admiral Prachet Siridej, Mr. Kanung Luchai, Mr. Kovit Poshyananda, Mr. Vira Ramyarupa, Mr. Teera Aphaiwongse, and Mr. Charn Sophonpanich as the Bank's directors with the following votes:

- Admiral Prachet Siridej
  - Approve 914,736,579 votes or 99.67% of all the votes of the shareholders who attended the meeting and exercised their votes
  - Disapprove 3,064,338 votes or 0.33% of all the votes of the shareholders who attended the meeting and exercised their votes
  - Abstain 8,098,605 votes
  - Invalid ballots 0 votes
- Mr. Kanung Luchai
  - Approve 914,748,879 votes or 99.67% of all the votes of the shareholders who attended the meeting and exercised their votes
  - Disapprove 3,064,338 votes or 0.33% of all the votes of the shareholders who attended the meeting and exercised their votes
  - Abstain 8,086,305 votes
  - Invalid ballots 0 votes
- Mr. Kovit Poshyananda
  - Approve 914,721,879 votes or 99.66% of all the votes of the shareholders who attended the meeting and exercised their votes
  - Disapprove 3,091,338 votes or 0.34% of all the votes of the shareholders who attended the meeting and exercised their votes

- Abstain 8,086,305 votes
- Invalid ballots 0 votes

- Mr. Vira Ramyarupa
  - Approve 899,136,329 votes or 97.97% of all the votes of the shareholders who attended the meeting and exercised their votes
  - Disapprove 18,676,888 votes or 2.03% of all the votes of the shareholders who attended the meeting and exercised their votes
  - Abstain 8,086,305 votes
  - Invalid ballots 0 votes

- Mr. Teera Aphaiwongse
  - Approve 911,418,279 votes or 99.30% of all the votes of the shareholders who attended the meeting and exercised their votes
  - Disapprove 6,394,938 votes or 0.70% of all the votes of the shareholders who attended the meeting and exercised their votes
  - Abstain 8,806,305 votes
  - Invalid ballots 0 votes

- Mr. Charn Sophonpanich
  - Approve 895,805,729 votes or 97.60% of all the votes of the shareholders who attended the meeting and exercised their votes
  - Disapprove 22,007,488 votes or 2.40% of all the votes of the shareholders who attended the meeting and exercised their votes
  - Abstain 8,086,305 votes
  - Invalid ballots 0 votes

7. Acknowledged the directors' remuneration.

8. Appointed Mr. Niti Jungnitnirundr, certified public accountant registration no. 3809, and/or Mr. Suphamit Techamontrikul, certified public accountant registration no. 3356, and/or Mr. Permsak Jerajakwattana, certified public accountant registration no. 3427, all of Deloitte Touche Tohmatsu Jaiyos Audit Co., Ltd., as the Bank's auditors for the year 2008 with the remuneration in the amount of Baht 12,546,000.00 with the following votes:

   - Approve 924,884,102 votes or 99.00% of all the votes of the shareholders who attended the meeting and exercised their votes
   - Disapprove 61,020 votes or 0.01% of all the votes

of the shareholders who attended the meeting and exercised their votes

- Abstain 954,400 votes
- Invalid ballots 0 votes

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

Chartsiri Sophonpanich.

(Mr. Chartsiri Sophonpanich)
President

END